UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Cigna Corp

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

125523100

(CUSIP NUMBER)

December 31, 2018

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this

Schedule is filed:

[x] Rule 13d - 1(b)

Rule 13d - 1(c)

Rule 13d - 1(d)

1. Name of Reporting Person

T. ROWE PRICE ASSOCIATES, INC.

52-0556948

2. Check the Appropriate Box if a Member of a Group

NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization

Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power* 10,151,662

6. Shared Voting Power* 0

7. Sole Dispositive Power* 27,433,436

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

27,433,436

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9

7.2%

12. Type of Reporting Person

IA

*Any shares reported in Items 5 and 6 are also reported in Item 7.

Item 1(a) Name of Issuer:

Cigna Corp

Item 1(b) Address of Issuer's Principal Executive Offices:

900 COTTAGE GROVE ROAD, BLOOMFIELD, CONNECTICUT 06002

Item 2(a) Name of Person(s) Filing:

(1) T. ROWE PRICE ASSOCIATES, INC. ("Price Associates")

 Item 2(b) Address of Principal Business Office:

100 E. Pratt Street, Baltimore, MD 21202

Item 2(c) Citizenship or Place of Organization:

(1) Maryland

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number: 125523100

Item 3: The person filing this Schedule 13G is an:

X Investment Adviser registered under Section 203 of the Investment

Advisers Act of 1940

Item 4: Reference is made to Items 5-11 on the preceding pages of this

Schedule 13G.

Item 5: Ownership of Five Percent or Less of a Class

Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person

(1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price

Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

(2) With respect to securities owned by any one of the T. Rowe Price

Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of,

such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7: Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8: Identification and Classification of Members of the Group

Not Applicable

Item 9: Notice of Dissolution of Group

Not Applicable

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or

influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. T. Rowe Price

Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price

Associates is the beneficial owner of the securities referred to,

which beneficial ownership is expressly denied.

Signature.

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.

T. ROWE PRICE ASSOCIATES, INC.

Date: February 14, 2019

Signature: /s/ David Oestreicher

Name & Title: David Oestreicher, Vice President

12/31/2018